March 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	A-Mark Precious Metals, Inc.

Registration Statement on Form S-3

File No. 333-249060

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of A-Mark Precious Metals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 9:00 AM, Eastern Time, on March 4, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Kramer Levin Naftalis & Frankel LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that 650 copies of the preliminary prospectus supplement dated February 24, 2021, were distributed during the period from February 24, 2021, through the date hereof to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

As Representative of the several Underwriters

D.A. DAVIDSON & CO.

By:	/s/ Dan Friedman
	Name:	Dan Friedman
	Title:	Managing Director

[Signature Page to Acceleration Request]